UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(Amendment No. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Kabushiki Kaisha Sapporo Hokuyo Holdings

(Name of Subject Company)

Sapporo Hokuyo Holdings, Inc.

(Translation of Subject Company’s Name into English (if applicable))

Japan

(Jurisdiction of Subject Company’s Incorporation or Organization)

North Pacific Bank, Ltd.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Fumiyo Fujii

Sapporo Hokuyo Holdings, Inc.

7, Odori Nishi 3-chome, Chuo-ku, Sapporo 060-8661, Japan

Tel: +81-11-261-1311

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s)

Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Theodore A. Paradise, Esq.

Davis Polk & Wardwell LLP

Izumi Garden Tower

6-1, Roppongi 1-chome

Minato-ku, Tokyo 106-6033, Japan

+81-3-5561-4421

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit I-1: Press release of Sapporo Hokuyo Holdings, Inc. entitled “Notice regarding signing of a merger agreement with its consolidated subsidiary North Pacific Bank, Ltd.” dated May 15, 2012*

Exhibit I-2: Sapporo Hokuyo Holdings, Inc.’s Notice of Convocation of 11th Ordinary General Meeting of Shareholders, dated June 7, 2012

* Previously submitted

Item 2. Informational Legends

Included in Exhibit I-1 and Exhibit I-2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on May 16, 2012.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Junji Ishii
(Signature)

Junji Ishii President North Pacific Bank, Ltd.
(Name and Title)

June 8, 2012
(Date)

3